UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2*)

                             ALLIANCE RESOURCES PLC
                            (Name of Subject Company)

                                    AROC INC.
         (formerly American Rivers Oil Company, a Delaware corporation)
                                    (Bidder)

                       ORDINARY SHARES OF (POUND)0.01 Each
                         (Title of Class of Securities)

                                   01877N 10 7
                      (CUSIP Number of Class of Securities)

                              FRANCIS M. MUNCHINSKI
                                    AROC INC.
                             4200 EAST SKELLY DRIVE
                                 TULSA, OKLAHOMA
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)

                                    COPY TO:
                              W. ALAN KAILER, ESQ.
                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500

            * CONSTITUTING THE FINAL AMENDMENT TO THIS SCHEDULE 14D-1




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         AROC  Inc.   (formerly   American  Rivers  Oil  Company),   a  Delaware
corporation ("AROC"), hereby amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed on October 21, 1999, with respect to its offer (the "Exchange Offer"), to exchange shares of Common Stock, $0.001 par value (the "AROC Shares") of AROC for all of the issued and outstanding ordinary shares of (pound)0.01 each (the "Alliance Shares") in the capital of Alliance Resources PLC, a public limited company incorporated in England and Wales ("Alliance"), at a ratio of one AROC Share for each Alliance Share.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         On December 8, 1999, AROC accepted for payment a total of 38,071,995 (80.2%) Alliance Shares, and declared the Exchange Offer unconditional in all respects. On November 19, 1999, the merger of American Rivers Oil Company, a Wyoming company, into a subsidiary of AROC was approved by the holders of (i) more than 67% of the outstanding shares of American Rivers, all of which, through the Merger, are converted into the right to receive .11 Company Shares.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 16, 1999              AROC INC.



                                        By:            /s/ Francis M. Munchinski
                                             -----------------------------------
                                              Name:    Francis M. Munchinski
                                             Title:    Vice President


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